SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 18)*

                         ELECTROMAGNETIC SCIENCES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.10 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    285397105
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                                 (CUSIP Number)

                                                         with a copy to:
David A. Rocker                                      Robert G. Minion, Esq.
Suite 1759                                           Lowenstein, Sandler, Kohl,
45 Rockefeller Plaza                                   Fisher & Boylan, P.A.
New York, New York  10111                            65 Livingston Avenue
(212) 397-1220                                       Roseland, New Jersey  07068
                                                     (201) 992-8700
- --------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                 August 12, 1996
- --------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 285397105
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
  1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):
                    David A. Rocker ###-##-####

- --------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)       Not
       (b)       Applicable

- --------------------------------------------------------------------------------
       3)  SEC Use Only

- --------------------------------------------------------------------------------
       4)  Source of Funds (See Instructions):WC

- --------------------------------------------------------------------------------
       5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e):

                                 Not Applicable

- --------------------------------------------------------------------------------
       6)   Citizenship or Place of Organization:

            United States

- --------------------------------------------------------------------------------
       Number of                7)    Sole Voting Power:                726,652*
       Shares Beneficially            ------------------------------------------
       Owned by                 8)    Shared Voting Power:                     0
       Each Reporting                 ------------------------------------------
       Person   With:           9)    Sole Dispositive Power:           726,652*
                                      ------------------------------------------
                               10)    Shared Dispositive Power:                0
                                      ------------------------------------------

- --------------------------------------------------------------------------------
       11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

            726,652*

- --------------------------------------------------------------------------------
       12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions):
                                  Not Applicable

- --------------------------------------------------------------------------------
       13)   Percent of Class Represented by Amount in Row
             (11):             9.7%*

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       14)   Type of Reporting Person (See Instructions):           IA, IN

- --------------------------------------------------------------------------------

* 664,046 shares (8.87%) of Electromagnetic Sciences, Inc. are owned by Rocker Partners, L.P., a New York limited partnership. 62,606 shares (0.83%) of Electromagnetic Sciences, Inc. are owned by Compass Holdings, Ltd., a corporation organized under the International Business Companies Ordinance of the British Virgin Islands. David A. Rocker serves as the sole managing partner of Rocker Partners, L.P. and, through Rocker Offshore Management Company, Inc., as investment adviser to Compass Holdings, Ltd. See Item 5 for further information on the computation of percentages set forth herein.

Item 5.  Interest in Securities of the Issuer.

     Based upon the information contained in Electromagnetic Sciences, Inc.'s quarterly report on Form 10-Q for the quarterly period ended June 30, 1996, there were issued and outstanding 7,482,870 shares of Electromagnetic Sciences, Inc. common stock as of July 27, 1996. As of August 12, 1996, Rocker Partners, L.P. owned 664,046 of such shares, or 8.87% of those outstanding and Compass Holdings, Ltd. owned 62,606 of such shares, or 0.83% of those outstanding. David Rocker possesses sole power to vote and direct the disposition of all shares of Electromagnetic Sciences, Inc. common stock owned by Rocker Partners, L.P. and Compass Holdings, Ltd. The following table details the transactions by each of Rocker Partners, L.P. and Compass Holdings, Ltd. in shares of Electromagnetic Sciences, Inc. common stock during the past 60 days:

                            A. Rocker Partners, L.P.


     Date                    Quantity                                      Price

                                   (Purchases)

June 20, 1996                  1,000                                      $15.25
June 26, 1996                  1,500                                      $13.75
June 26, 1996                  5,000                                      $13.65
June 27, 1996                  5,000                                      $13.62
June 27, 1996                  4,500                                      $13.53
July 1, 1996                   1,850                                      $14.29
July 3, 1996                   3,000                                      $14.06
July 3, 1996                   2,500                                      $14.15
July 9, 1996                   5,000                                      $13.75
July 10, 1996                  1,000                                      $13.62
July 11, 1996                 11,000                                      $12.99
July 11, 1996                  1,000                                      $13.12
July 15, 1996                  5,000                                      $12.31
July 15, 1996                  5,000                                      $11.65
July 16, 1996                  5,000                                      $11.53
July 18, 1996                  2,500                                      $12.06
July 18, 1996                  2,500                                      $12.37
July 18, 1996                  5,000                                      $12.18
July 19, 1996                  2,000                                      $11.68
July 19, 1996                  1,800                                      $11.50
July 22, 1996                  4,000                                      $11.28
July 23, 1996                  3,200                                      $11.64
July 23, 1996                  5,000                                      $11.81
July 24, 1996                  4,000                                      $10.93
July 25, 1996                  3,100                                      $11.25
July 26, 1996                  1,000                                      $11.12
July 29, 1996                  2,700                                      $11.38
July 30, 1996                  1,000                                      $11.62
July 30, 1996                  1,000                                      $11.37
August 1, 1996                 1,000                                      $12.31
August 1, 1996                 4,000                                      $12.25
August 2, 1996                 1,000                                      $13.12

                                     (Sales)

June 14, 1996                  1,000                                      $15.37
June 14, 1996                  8,700                                      $15.39
June 17, 1996                  2,500                                      $15.57
June 28, 1996                  9,000                                      $14.22
July 17, 1996                  5,000                                      $12.87
July 22, 1996                  4,000                                      $11.28
July 23, 1996                 14,000                                      $11.50
July 23, 1996                  3,200                                      $11.64
July 23, 1996                  5,000                                      $11.81
July 24, 1996                  4,000                                      $10.93
July 25, 1996                  3,100                                      $11.25
July 26, 1996                  1,000                                      $11.12
July 29, 1996                  2,700                                      $11.38
July 30, 1996                  1,000                                      $11.62
July 30, 1996                  1,000                                      $11.37
July 30, 1996                  2,800                                      $11.75
August 1, 1996                11,000                                      $12.37
August 2, 1996                18,400                                      $12.91
August 5, 1996                 2,000                                      $13.16
August 6, 1996                13,000                                      $13.24
August 7, 1996                10,000                                      $13.75
August 9, 1996                 3,200                                      $13.50
August 12, 1996               17,500                                      $13.56

                            B. Compass Holdings, Ltd.

     Date                     Quantity                                     Price

                                   (Purchases)

June 19, 1996                    900                                      $15.75
June 20, 1996                  2,500                                      $15.25
June 24, 1996                  2,500                                      $14.37
June 26, 1996                  1,000                                      $13.75
June 28, 1996                    100                                      $14.62
July 8, 1996                     100                                      $14.12
July 11, 1996                  2,500                                      $12.99
July 12, 1996                    100                                      $13.12
July 16, 1996                    900                                      $11.87
July 19, 1996                    500                                      $11.68
July 31, 1996                    300                                      $12.58
August 1, 1996                 2,000                                      $12.25
August 7, 1996                   150                                      $14.00
August 9, 1996                   200                                      $13.75

                                     (Sales)

June 28, 1996                    700                                      $14.22
July 23, 1996                  1,000                                      $11.50
July 31, 1996                  5,600                                      $11.68
August 1, 1996                 9,000                                      $12.37
August 2, 1996                 2,000                                      $12.93

                                    Signature

                After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                   Dated: August 22, 1996



                                            /s/ David A. Rocker
                                            ------------------------------------
                                            David  A. Rocker, individually,  as
                                            managing partner of Rocker Partners,
                                            L.P.,  and  as  president of Rocker
                                            Offshore  Management Company, Inc.,
                                            the  investment adviser  to  Compass
                                            Holdings, Ltd.




ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).